Robin S. Yonis
Vice President
Fund Advisor General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
June 25, 2009
VIA EDGAR
Mr. Dominic Minore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pacific Life Funds File Nos. 333-61366 and 811-10385
Dear Mr. Minore:
          This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on May 26, 2009 concerning post-effective amendment No. 58 to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on April 9, 2009 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below, are the staff comments followed by the Trust’s responses.
1.	COMMENT: Please provide the Tandy Representations that the Trust customarily makes.

RESPONSE: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
Prospectus
2.	COMMENT: In the Risks and Risk Definitions section under the heading ‘Derivatives and synthetics risk’, please include any limits applicable to these investments, or if there are no limits, please add language to this effect.

RESPONSE: The disclosure in this section responds to Item 4 of Form N-1A, which elicits disclosure of “the principal risks of investing in [a] Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject....” We believe that the existing disclosure complies with such requirement by describing the key risks associated with investments in derivatives. We are not aware of a requirement to include percentage limitations under Item 4. Further, because percentage limitations would differ depending on the type of derivative, we believe that adding this detail has the potential to confuse readers and could lead a reader to think a fund is more focused on derivative investments than it really is by focusing attention to each upper limit. To address your comment, however, we have added the following language to provide additional information: “Unless otherwise noted in the prospectus and/or SAI, each fund may invest in derivatives, consistent with and subject to regulatory requirements and limitations and each fund’s investment objective, without further limitations.”

3.	COMMENT: In the Fees and Expenses section, in the expense cap footnotes, please delete the parenthetical regarding adjustment to the recoupment period.

RESPONSE: The prospectus disclosure has been amended accordingly.

4.	COMMENT: Confirm that the expense limitation agreement extension will be filed in the 485(b) filing or confirm that the agreement on file will automatically renew unless terminated.

RESPONSE: The expense limitation agreement, which will be filed in the 485(b) filing, automatically renews for a one-year period each July 1st, unless terminated. The agreement was not terminated.

5.	COMMENT: In the Underlying Funds section, please add sell strategy language to each underlying fund, if such language is not already included in the disclosure.

RESPONSE: Each underlying fund had disclosure regarding its investment strategy that generally covered both purchases and sales. However, in response to this comment, we enhanced the language for several funds to more specifically address sales.

6.	COMMENT: In the Underlying Funds section, some of the market capitalization measurements listed for certain funds seem to be inconsistent with the applicable fund’s name. Please confirm that the market capitalizations are consistent with standard definitions and/or the capitalization of the fund’s benchmark.

RESPONSE: We revisited the capitalization range definitions stated within the Prospectus for each applicable fund, and the ranges noted are within the range of the applicable benchmark index. The capitalization range definition for the PL Mid-Cap Growth Fund has been changed from a fixed maximum capitalization number to the range of its benchmark index, along with adding a recent range for that index.

7.	COMMENT: In the Overview of the Class A, B and C Shares section, in the second paragraph, please add the word “fully” before “redeem” in the 4th line.

RESPONSE: The Prospectus has been amended accordingly.
SAI
8.	COMMENT: In the Securities and Investment Techniques section, within the loan participation sub-section, with respect to the PL Floating Rate Loan Fund, please be sure the risk disclosure addresses the fund engaging in loan originations and participation in sales syndicates.

RESPONSE: The SAI has been amended accordingly.

9.	COMMENT: In the Securities and Investment Techniques section, within the Municipal Securities subsection, add disclosure to the effect that if at the time of purchase a fund is not buying at initial issuance, i.e., buying in the secondary market, that there is a risk that the tax opinion originally issued for the municipal security may no longer be valid.

RESPONSE: Language has been added to address your comment.

10.	COMMENT: The Fundamental Investment Restrictions section, paragraph (iv), indicates that that the funds cannot purchase securities on margin except as described in this SAI and the prospectus. At the end of this section, please state any of the exceptions.

RESPONSE: This fundamental investment restriction acknowledges that some funds may purchase securities on margin, which include the PL International Value, PL Growth LT, and PL Mid-Cap Equity Funds. Form N-1A does not require a registrant to list the exceptions in the Fundamental Investment Restrictions section. We believe the exceptions are adequately described elsewhere in the SAI.
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter please contact me.
Sincerely,
/s/ ROBIN S. YONIS